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                       Securities and Exchange Commission
                              Washington, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             Information to be Included in Statements Filed Pursuant
           to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)

                              (Amendment No. _____)



                              SPORTSLINE.COM, INC.
              -----------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    848934105
              -----------------------------------------------------
                                 (CUSIP Number)


                                  June 7, 2004
              -----------------------------------------------------
              (Date of Event Which Requires Filing this Statement)



   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

        |_| Rule 13d-1(b)

        |X| Rule 13d-1(c)

        |_| Rule 13d-1(d)

================================================================================

                                  SCHEDULE 13G

CUSIP No. 848934105                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
      1.    Name of Reporting Persons
            I.R.S. Identification No. of Above Persons (Entities Only)

            NFL Ventures, Inc., a Delaware corporation
            13-3783804
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group            (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            United States of America

--------------------------------------------------------------------------------
  Number of       5.   Sole Voting Power

   Shares              0 shares
            --------------------------------------------------------------------
Beneficially      6.   Shared Voting Power

  Owned by             3,613,972 shares
            --------------------------------------------------------------------
    Each          7.   Sole Dispositive Power

  Reporting            0 shares
            --------------------------------------------------------------------
   Person         8.   Shared Dispositive Power

    With               3,613,972 shares
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            3,613,972 shares
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row 9

            8.0% (Based on the number of shares of Common Stock outstanding as of April 30, 2004, as reported in a Form 10-Q filed by the Issuer on May 17, 2004)
--------------------------------------------------------------------------------
      12.   Type of Reporting Person

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 848934105                                            Page 3 of 6 Pages
--------------------------------------------------------------------------------
      1.    Name of Reporting Persons
            I.R.S. Identification No. of Above Persons (Entities Only)

            NFL Ventures, L.P., a Delaware limited partnership
            13-3783807
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group            (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            United States of America

--------------------------------------------------------------------------------
  Number of       5.   Sole Voting Power

   Shares              0 shares
            --------------------------------------------------------------------
Beneficially      6.   Shared Voting Power

  Owned by             3,613,972 shares
            --------------------------------------------------------------------
    Each          7.   Sole Dispositive Power

  Reporting            0 shares
            --------------------------------------------------------------------
   Person         8.   Shared Dispositive Power

    With               3,613,972 shares
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            3,613,972 shares
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row 9

            8.0% (Based on the number of shares of Common Stock outstanding as of April 30, 2004, as reported in a Form 10-Q filed by the Issuer on May 17, 2004)
--------------------------------------------------------------------------------
      12.   Type of Reporting Person

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 848934105                                            Page 4 of 6 Pages
--------------------------------------------------------------------------------
      1.    Name of Reporting Persons
            I.R.S. Identification No. of Above Persons (Entities Only)

            NFL Enterprises LLC, a Delaware limited liability company
            90-0105440
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group            (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization

            United States of America

--------------------------------------------------------------------------------
  Number of       5.   Sole Voting Power

   Shares              0 shares
            --------------------------------------------------------------------
Beneficially      6.   Shared Voting Power

  Owned by             3,613,972 shares
            --------------------------------------------------------------------
    Each          7.   Sole Dispositive Power

  Reporting            0 shares
            --------------------------------------------------------------------
   Person         8.   Shared Dispositive Power

    With               3,613,972 shares
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            3,613,972 shares
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|

--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row 9

            8.0% (Based on the number of shares of Common Stock outstanding as of April 30, 2004, as reported in a Form 10-Q filed by the Issuer on May 17, 2004)
--------------------------------------------------------------------------------
      12.   Type of Reporting Person

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 848934105                                            Page 5 of 6 Pages

Item 1(a).  Name of Issuer:

            SportsLine.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2200 W. Cypress Creek Road, Fort Lauderdale, Florida 33309

Item 2(a).  Names of Persons Filing:

            Item 1 on each of pages 2 through 4 is incorporated herein by reference.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of NFL Ventures, Inc., NFL Ventures, L.P. and NFL Enterprises LLC is 280 Park Avenue, New York, New York 10017.

Item 2(c).  Citizenship:

            Item 4 on each of pages 2 through 4 is incorporated herein by reference.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            848934105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person is a:

            (a)   |_|   Broker or Dealer registered under Section 15 of the
                        Exchange Act.

            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   |_|   Insurance Company as defined in Section 3(a)(19) of
                        the Exchange Act.

            (d)   |_|   Investment Company registered under Section 8 of the
                        Investment Company Act.

            (e)   |_|   Investment Adviser, in accordance with Rule
                        13d-1(b)(1)(ii)(E).

            (f)   |_|   An employee benefit plan or endowment fund, in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)   |_|   Parent Holding Company or control person, in accordance
                        with Rule 13d-1(b)(1)(ii)(G). (h) |_| A savings association as defined in Section 3(b) of the Federal
                        Deposit Insurance Act.

            (i)   |_|   A church plan that is excluded from the definition of an
                        Investment Company under Section 3(c)(14) of the
                        Investment Company Act of 1940.

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            Items 5 through 9 and 11 on each of pages 2 through 4 are incorporated herein by reference.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

                                  SCHEDULE 13G

CUSIP No. 848934105                                            Page 6 of 6 Pages

Item 8.     Identification and Classification of Members of the Group.

            Item 1 on each of pages 2 through 4 is incorporated herein by reference.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2004


                                    NFL Ventures, Inc.


                                    By: /s/ Kimberly Williams
                                        ------------------------------
                                            Kimberly Williams
                                            Treasurer


                                    NFL Ventures, L.P.
                                    By: NFL Ventures, Inc., its general partner


                                    By: /s/ Kimberly Williams
                                        ------------------------------
                                            Kimberly Williams
                                            Treasurer


                                    NFL Enterprises LLC
                                    By: NFL Ventures, L.P., its sole member
                                    By: NFL Ventures, Inc., its general partner


                                    By: /s/ Kimberly Williams
                                        ------------------------------
                                            Kimberly Williams
                                            Treasurer

Exhibit A


                             JOINT FILING AGREEMENT

      NFL Ventures, Inc., a Delaware corporation, NFL Ventures, L.P., a Delaware limited partnership, and NFL Enterprises LLC, a Delaware limited liability company, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $0.01 per share, of SportsLine.com, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.

Dated: June 17, 2004


                                    NFL Ventures, Inc.


                                    By: /s/ Kimberly Williams
                                        ------------------------------
                                            Kimberly Williams
                                            Treasurer


                                    NFL Ventures, L.P.
                                    By: NFL Ventures, Inc., its general partner


                                    By: /s/ Kimberly Williams
                                        ------------------------------
                                            Kimberly Williams
                                            Treasurer


                                    NFL Enterprises LLC
                                    By: NFL Ventures, L.P., its sole member
                                    By: NFL Ventures, Inc., its general partner


                                    By: /s/ Kimberly Williams
                                        ------------------------------
                                            Kimberly Williams
                                            Treasurer